UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-08106

A.	Full title of the plan and the address of the plan, if different from that of the issuer Named below:

The MasTec, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MasTec, Inc.

800 S. Douglas Road, 12th Floor

Coral Gables, FL 33134

Page

Report of Independent Registered Public Accounting Firm – BDO USA, LLP	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013	5

Notes to Financial Statements	6

Supplemental Schedules

Schedule H, line 4a – Delinquent Deposits of Participant Contributions	14
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	15

Signatures

Exhibit Index:
Ex-23.1 Consent of Independent Registered Public Accounting Firm – BDO USA, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees

The MasTec, Inc. 401(k) Retirement Plan

Coral Gables, FL

We have audited the accompanying statements of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) and schedule of delinquent deposits or participant contributions as of and for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP	Certified Public Accountants
Miami, FL
June 30, 2014

The MasTec, Inc. 401(k)

Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
Investments, at fair value	$72,121,324	$51,129,975
Receivables:
Contributions from employer	1,757,298	2,561,379
Contributions from plan participants	50,784	161,478
Notes receivable from plan participants	2,239,899	1,813,796
Payables:
Refunds to plan participants	—	(108,564)

Total net assets available for benefits	$76,169,305	$55,558,064

See accompanying notes to the financial statements

The MasTec, Inc. 401(k)

Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2013

Additions to net assets available for benefits attributed to:
Investment income:
Net appreciation in fair value of investments	$10,621,966
Dividend and interest income	1,791,874
Other investment income	197,183

Total investment income	12,611,023

Interest income on notes receivable from plan participants	79,483
Contributions:
Participants	10,203,254
Employer	5,909,529
Rollover and other	1,709,734

Total contributions	17,822,517

Total additions	30,513,023

Deductions to net assets available for benefits attributed to:
Benefits paid to participants	(9,824,643)
Administrative expenses	(77,139)

Total deductions	(9,901,782)

Net increase in net assets available for benefits	20,611,241
Net assets available for benefits at beginning of year	55,558,064

Net assets available for benefits at end of year	$76,169,305

See accompanying notes to the financial statements

The MasTec, Inc. 401(k)

Retirement Plan

NOTES TO FINANCIAL STATEMENTS

for the Year Ended December 31, 2013

NOTE A — DESCRIPTION OF PLAN

Description of the Plan

The following description of The MasTec, Inc. 401(k) Retirement Savings Plan (the “Plan”), as amended, provides only general information. Effective August 2, 2013 and July 14, 2013 Energy Erectors, Inc. and Data Cell Systems, Inc. became participating employers in the Plan. Effective October 4, 2013, GlobeTec Construction, LLC ceased to be a participating employer in the Plan. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of MasTec, Inc. and its subsidiaries (the “Company”) who have completed at least thirty days of service (“eligibility period”). Employees enter the Plan on the first day of the month coinciding with or the next month following the date on which they meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Effective January 1, 2013, the Plan adopted a Safe Harbor match, which will provide for a match of 100% of the first 3% and 50% of the next 2% of the contribution made to the plan up to a maximum 4% employer match. The match is credited on a quarterly basis, in the months of April, July, October, and January of the following year. The Company’s matching contribution is funded 50% in the form of the Company’s common stock, which is not subject to participant direction, and 50% in cash, which is invested in accordance with each participant’s investment directive.

Contributions from participants are recorded when payroll deductions are made. The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Service (“IRS”) limits. Participants’ pre-tax contribution limit is $17,500 and $17,000 for 2013 and 2012, respectively. Participants who have attained age 50 during the calendar year are eligible to make catch-up contributions to the Plan. The IRS limit for the catch-up contribution amount is $5,500 for 2013 and 2012.

Upon enrollment, a participant may direct employee contributions, in 1% increments, to any of the Plan’s fund options. Participants may change their investment options daily.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and the Plan’s investment results. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Upon distribution of the account to a participant who separates from service before vesting, the portion of the account attributable to the Company’s contributions is forfeited. Forfeited balances of participants’ non-vested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan.

Effective January 1, 2013, participants become fully vested once the eligibility period is met and no contributions are forfeited upon distribution of the account after separation from service.

Vesting

Participants vest immediately in their contributions and amounts rolled over into the Plan. Effective January 1, 2013, the Plan adopted Safe Harbor provisions. In accordance with all Safe Harbor provisions, participants vest immediately in all Safe Harbor Company contributions made after January 1, 2013.

Forfeitures

Forfeitures of non-vested participant account balances are allocated to the general funds of the Plan and can be used to pay administrative expenses of the Plan and to reduce contributions otherwise required of the employer. Any remaining forfeitures shall be allocated to participants. At December 31, 2013 and 2012, unallocated forfeited accounts totaled $32,488 and $39,254, respectively. The Company has elected to use the forfeitures to pay certain plan expenses. During the year ended December 31, 2013, Plan forfeitures totaling $59,272 were used to pay administrative fees.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans that are secured by the balance in the participant account. A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant qualifies for a hardship withdrawal or a participant loan. Each participant may have only one loan outstanding at any given time. The Plan’s loan feature allows participants and beneficiaries to borrow up to a maximum equal to the lesser of $50,000 or 50% of their accrued vested benefit. The loans bear interest at the published prime rate in the Wall Street Journal plus 1%, at the date of the loan. The annual interest rate charged on employee loans outstanding during the year ended December 31, 2013 ranged from 4.00% to 9.25%. Loan terms range from 1 to 5 years or may exceed 5 years for the purchase of a primary residence. Loans provide level amortization for repayments to be made not less frequently than on a quarterly basis. Repayment generally is made by payroll deduction. Participants pay certain administrative expenses associated with the loan, including document preparation and filing fees. If any scheduled loan repayments remain outstanding for greater than 90 days, the participant loan will be placed in default, at which time the participant can elect from certain remediation options, including distribution. If no remediation occurs, the loan is reported as a deemed distribution. Notes receivable from participants are stated at cost, plus accrued interest, which approximates fair value.

Payments of Benefits

Upon termination of service due to death, disability, or retirement, a participant is entitled to receive payment of the vested accrued benefit in a single lump sum or the payment can be deferred until a later retirement age upon election by the participant. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.

Effective January 1, 2013, participants become fully vested once the eligibility period is met and will receive the entire balance of his account upon termination.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and present the net assets available for Plan benefits as of December 31, 2013 and 2012 and changes in net assets available for Plan benefits as of December 31, 2013.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options and combinations from which participants may choose, including the Company stock fund, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that these risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

All administrative expenses of the Plan are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part. During 2013, the Company has elected to pay certain plan expenses with forfeitures.

Benefit Payments

Benefits are recorded when paid. At December 31, 2013 and 2012, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not been paid.

Investment Valuation and Income Recognition

Plan investments are stated at estimated fair values. MasTec, Inc. stock is valued at its quoted price on the last business day of the Plan year. Effective June 3, 2013, the trustee, custodian and record keeper of the Plan was changed from Prudential Retirement Insurance and Annuity Company to Bank of America Merrill Lynch (“Merrill Lynch”). As described in Accounting Standard Codification (“ASC”) 946, Subtopic 210, investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive, as defined in ASC 946, Subtopic 210.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements

ASC 820, Fair Value Measurement and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The following describes the three levels of the fair value hierarchy under ASC 820 and the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments:

Basis of Fair Value Measurement

Level 1	Observable inputs that reflect quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities, mutual funds and certain pooled separate accounts.

Level 2	Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets or liabilities. The Plan assets identified as Level 2 include certain pooled separate accounts and the fully benefit-responsive contract.

Level 3	Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). The Plan did not classify any assets as Level 3.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy individual investments that represent the Plan’s net assets as of December 31, 2013 and 2012 as follows:

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Investment Contract #610145 with Bank of America Merrill Lynch:
Mutual funds
Growth (1)	$17,265,904	$—	$—	$17,265,904
Value (2)	13,212,945			13,212,945
International (3)	8,200,521	—	—	8,200,521
Fixed Income (10)	7,197,460	—	—	7,197,460
Index (4)	4,108,018			4,108,018
Real Estate (5)	949,563	—	—	949,563
Commodity (6)	132,719	—	—	132,719
Blend (7)	92,300			92,300

Total mutual funds	$51,159,430	$—	$—	$51,159,430

Stable Value (8)	$—	$9,063,591	$—	$9,063,591

MasTec, Inc. stock (a)	$11,900,684	$—	$—	$11,900,684

Pending settlement	$3,088	$—	$—	$3,088

Loan repayment	$(5,469)	$—	$—	$(5,469)

Total investment assets at fair value	$63,057,733	$9,063,591	$—	$72,121,324

	Investment Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Investment Contract #768019 with Prudential:
Mutual funds
Growth (1)	$11,822,403	$—	$—	$11,822,403
Value (2)	8,381,176	—	—	8,381,176
International (3)	5,602,684	—	—	5,602,684
Real Estate (5)	716,525	—	—	716,525
International Bond (9)	547,274	—	—	547,274

Total mutual funds	$27,070,062	$—	$—	$27,070,062

Stable Value (8)	$—	$8,410,081	$—	$8,410,081
Pooled separate accounts
Fixed income (10)	$—	$4,189,744	$—	$4,189,744
Index (4)	2,879,816	—	—	2,879,816
Balanced (11)	—	1,204,792	—	1,204,792

Total pooled separate accounts	$2,879,816	$5,394,536	$—	$8,274,352

MasTec, Inc. stock (a)	$7,375,366	—	—	$7,375,366

Interest-bearing cash	$114	—	—	$114

Total investment assets at fair value	$37,325,358	$13,804,617	$—	$51,129,975

(a)	Includes nonparticipant-directed accounts
(1)	Diversified funds focused on investments in companies with earnings growth
(2)	Diversified funds focused on appreciation of capital
(3)	Diversified funds focused on appreciation of capital, investing primarily in common stock of non-US companies
(4)	Fund constructed to reflect the composition of the S&P 500 Index
(5)	Diversified fund invested primarily in real estate securities
(6)	Diversified funds focused on maximum real return, consistent with prudent investment management
(7)	Diversified funds that seeks dividend income and long-term capital growth primarily through investments in stocks
(8)	Stable value fund designed to provide safety of principal and liquidity
(9)	Diversified fund invested primarily in international bonds
(10)	Diversified fund invested in a portfolio of fixed income securities with a goal of preserving capital and generating income
(11)	Multi-asset class fund invested in domestic and foreign equities, as well as fixed income and non-traditional investments

NOTE C – INVESTMENTS

The estimated fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are summarized below.

Investment Contract #610145 with Bank of America Merrill Lynch:	December 31, 2013
MFS Growth Fund	$10,906,675
RiverSource Trust Stable Capital Fund (H)	9,063,591
Lazard International Strategic Equity Portfolio Fund (Open)	7,665,747
Ridgeworth Large Cap Value Fund (A)	7,235,199
TCW Core Fixed Income Fund (N)	4,740,137
Prudential Jennison Mid Cap Growth Fund (A)	4,152,310
BlackRock S&P 500 Stock Fund (Institutional)	4,108,018
JPMorgan Small Cap Value Fund (A)	3,927,662

MasTec, Inc. Stock Fund (a)	11,900,684

Investment Contract #768019 with Prudential:	December 31, 2012
Guaranteed Income Fund	$8,410,081
American Funds: Growth Fund of Amer R3	7,580,744
American Funds: EuroPacific Gr R3	5,602,683
Ridgeworth Large Cap Value Equity A	4,811,073
Core Plus Bond / PIMCO Fund	4,189,744
Dryden S&P 500(R) Index Fund	2,879,816

MasTec, Inc. Stock Fund (a)	7,375,366

The Plan’s investments, including investments bought, sold and held during the year, appreciated in fair value for the year ended December 31, 2013 as follows:

Mutual Funds	$7,370,988
MasTec, Inc. stock (a)	2,763,432
Pooled Separate Accounts	487,546

$10,621,966

(a)	Includes nonparticipant-directed amounts

NOTE D — NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and significant components of changes in net assets related to the investment that includes non-participant-directed amounts is as follows:

	December 31,
	2013	2012
MasTec, Inc. stock	$10,189,771	$6,891,205

Changes in Net Assets	Year Ended December 31, 2013
Contributions	$2,954,763
Net appreciation in fair value of investments	2,181,540
Benefits paid to participants	(1,529,434)
Other	(308,303)

$3,298,566

NOTE E — INCOME TAX STATUS

On June 3, 2013, the Company adopted the Merrill Lynch Prototype Defined Contribution Plan and Trust Base Plan. This plan received a favorable opinion letter from the IRS on March 31, 2008, stating that the form of the plan is acceptable under Section 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Prior to that, the Company adopted the Prudential Insurance Co. of America plan. This plan also received a favorable opinion letter from the IRS on March 31, 2008.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE F — PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in the Common Stock of MasTec, Inc., the plan sponsor. The fair market value of the MasTec, Inc. Common Stock at December 31, 2013 and 2012, was $11,900,684 and $7,375,366, respectively. In addition, there are $2,239,899 and $1,813,796 in outstanding participant loans as of December 31, 2013 and 2012, respectively (See Note D).

NOTE G — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions.

NOTE J – NON-EXEMPT TRANSACTIONS

During the Plan years ended December 31, 2013 and 2012, employee withholdings in the amounts of $112,593, and $112,673, respectively, were not remitted within the appropriate time period by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company is aware of the occurrence and has taken the appropriate steps to correct the situation. Estimated interest assessed on these amounts were $129 and $89, for the years ended December 31, 2013 and 2012, respectively. The Company has chosen to correct this without use of the Voluntary Fiduciary Contribution Program. Furthermore, the Company does not believe that these prohibited transactions will have a material impact on the accompanying financial statements and supplemental schedules.

NOTE K – SUBSEQUENT EVENTS

Effective January 6, 2014 and April 14, 2014 Dynis, LLC and Speed Wire, Inc. became participating employers in the Plan.

The MasTec Inc.

401(k) Retirement Plan

Employer Identification Number 65-0829355

Plan # 002

SCHEDULE H, LINE 4a-

DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2013

Participant Contributions Transferred Late to Plan (a)	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$112,593	$129	—	$129	$112,464

The MasTec Inc.

401(k) Retirement Plan

Employer Identification Number 65-0829355

Plan # 002

SCHEDULE H, LINE 4i-

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
	Investment Contract #610145 with Bank of America Merrill Lynch:
	MFS Growth Fund	Mutual Fund	**	$10,906,675
	RiverSource Trust Stable Capital (H)	Stable Value	**	9,063,591
	Lazard International Strategic Equity Portfolio (Open)	Mutual Fund	**	7,665,747
	Ridgeworth Large- Cap Value (A)	Mutual Fund	**	7,235,199
	TCW Core Fixed Income (N)	Mutual Fund	**	4,740,137
	Prudential Jennison Mid Cap Growth (A)	Mutual Fund	**	4,152,310
	BlackRock S&P 500 Stock (Institutional)	Mutual Fund	**	4,108,018
	JPMorgan Small Cap Value (A)	Mutual Fund	**	3,927,662
	ING Small Cap Opportunities (A)	Mutual Fund	**	2,206,918
	JPMorgan Mid Cap Value (I)	Mutual Fund	**	2,050,085
	Pioneer Short Term Income (Y)	Mutual Fund	**	1,337,189
	Neuberger Berman Real Estate (Institutional)	Mutual Fund	**	949,563
	Templeton Global Bond (A)	Mutual Fund	**	666,789
	BlackRock Inflation Protected Bond Portfolio	Mutual Fund	**	259,261
	Prudential High Yield	Mutual Fund	**	194,083
	Oppenheimer International Growth (Y)	Mutual Fund	**	179,960
	Oppenheimer Developing Markets (Y)	Mutual Fund	**	179,230
	American Beacon International Equity (Institutional)	Mutual Fund	**	175,584
	PIMCO CommodityRealReturn Strategy (Institutional)	Mutual Fund	**	132,719
	T Rowe Price Dividend	Mutual Fund	**	92,300
*	MasTec, Inc. Stock	Separate Account	$6,207,938	11,900,684
*	Participants’ Loans	Interest rates range from 4.00% to 9.25% maturing at various dates through 2023, collateralized by vested participant balances	**	2,239,899

*	Represents a party-in-interest
**	Not applicable as the investment is participant-directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The MasTec, Inc. 401(k) Retirement Plan

/s/ Jose R. Mas
Chairman, Benefits Committee of MasTec, Inc.

Date: June 30, 2014	/s/ George Pita
Chief Financial Officer of MasTec, Inc.